Filed by Eli Lilly and Company pursuant to rule 425 under the Securities Act of 1933, as amended Subject Company: Eli Lilly and Company Commission File No.: 001-06351 The following is the text of the website that is being maintained at http://www.lillyexchangeoffer.com in connection with the offer by Eli Lilly and Company (“Lilly”) to exchange up to an aggregate of 293,290,000 shares of common stock of Elanco Animal Health Incorporated, which are owned by Lilly, for shares of common stock of Lilly, as described in further detail in the Prospectus (as defined below). Exchange Offer Last Updated: March 7, 2019

Eli Lilly and Company Investor Information The final exchange ratio is 4.5121 shares of Elanco common stock for each share of Lilly common stock validly tendered and not validly withdrawn and accepted by Lilly pursuant to the terms of the exchange offer (as defined below). On February 8, 2019, Eli Lilly and Company, an Indiana corporation (“Lilly”), commenced an offer to exchange (the “exchange offer”) up to an aggregate of 293,290,000 shares of common stock, no par value (“Elanco common stock”), of Elanco Animal Health Incorporated, an Indiana corporation (“Elanco”), for outstanding shares of common stock of Lilly (“Lilly common stock”) that are validly tendered and not validly withdrawn, as described in further detail in the Prospectus, dated March 5, 2019 (the “Prospectus”). Pursuant to the exchange offer, for each $100 of Lilly common stock accepted in the exchange offer, you will receive approximately $107.53 of Elanco common stock, subject to an upper limit of 4.5262 shares of Elanco common stock per share of Lilly common stock. The exchange offer does not provide for a lower limit or minimum exchange ratio. The value of Lilly common stock and Elanco common stock for purposes of calculating the exchange ratio was determined by Lilly by reference to the simple arithmetic average of the daily volume–weighted average prices (“VWAPs”) of Lilly common stock (the “Average Lilly Price”) and Elanco common stock (the “Average Elanco Price”) on the New York Stock Exchange (“NYSE”) during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer (the “Averaging Dates” and this three-day period, the “Averaging Period”). The Averaging Dates were March 4, March 5 and March 6, 2019.If Lilly decides to extend the exchange offer, the Averaging Dates will be reset to the period of three consecutive trading days ending on and including the second trading day preceding such extended expiration date, as it may be further extended. The number of shares of Lilly common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of Lilly common stock validly tendered and not validly withdrawn. Lilly has provided on this website the daily VWAP of both Lilly common stock and Elanco common stock for each day during the exchange offer. Prior to the Averaging Period, commencing on the third trading day of the exchange offer, the website also provided indicative exchange ratios that were calculated based on the indicative per-share values of Lilly common stock and Elanco common stock on that day, calculated as though that day were the last day of the Averaging Period. The indicative exchange ratio also reflected whether the upper limit would have been in effect, had such day been the last day of the Averaging Period. During the Averaging Period, the website provided indicative exchange ratios calculated as follows: (i) on the first day of the Averaging Period, the indicative exchange ratio was calculated based on the daily VWAPs of Lilly common stock and Elanco common stock for that first day of the Averaging Period and (ii) on the second day of the Averaging Period, the indicative exchange ratio was calculated based on the simple arithmetic average of the daily VWAPs of Lilly common stock and Elanco common stock for the first and second days of the Averaging Period. The website did not provide an indicative exchange ratio on the third day of the Averaging Period and no indicative exchange ratios will be provided after the Averaging Period, as those additional days of the exchange offer after the Averaging Period will not affect the exchange ratio. The exchange offer will expire and withdrawal rights shall terminate at 12:00 midnight, New York City time, at the end of the day on March 8, 2019, unless the exchange offer is extended or terminated, except with respect to shares of Lilly common stock held through The Lilly Employee 401(k) Plan, The Savings Plan for Lilly Affiliate Employees in Puerto Rico and The Elanco US Inc. 401(k) Plan (the “Savings Plans”), which cannot be withdrawn after 4:00 p.m., New York City time, on March 7, 2019 (unless extended). If the exchange offer is extended, and if administratively feasible, the deadline for receipt of instructions to withdraw or change previously submitted instructions with respect to shares held through the Savings Plans may also be extended. If the exchange offer is oversubscribed and Lilly cannot accept all tenders of Lilly common stock at the exchange ratio, then all shares of Lilly common stock that are validly tendered and not validly withdrawn will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered, which is referred to as “proration.” Shareholders who beneficially own “odd-lots” (fewer than 100 shares in the aggregate) of Lilly common stock and who validly tender all their shares will not be subject to proration. Shares held on behalf of participants in the Savings Plans (each of which holds more than 100 shares of Lilly common stock) will be subject to proration, even if the individual participants own fewer than 100 shares. The completion of the exchange offer is subject to certain conditions as specified in the Prospectus. Lilly may waive any or all of the conditions to the exchange offer, subject to limited exceptions. The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus for additional information about the exchange offer. A copy of the Prospectus, the Instruction Booklet to the Letter of Transmittal, forms of a Notice of Guaranteed Delivery and Notice of Withdrawal, the Lilly and Elanco press releases announcing the exchange offer and information for Savings Plan participants are available through the links below. Date: March 6, 2019 Lilly Common Stock Daily VWAP: 126.6254 Elanco Common Stock Daily VWAP: 29.6129 Indicative Exchange Ratio: N/A Upper Limit: 4.5262 x Upper Limit in Effect: No Final Exchange Ratio: 4.5121 x Table of Historical Indicative Calculated Per-Share Values The table below shows daily VWAPs for shares of Lilly common stock and shares of Elanco common stock. Prior to the Averaging Period, beginning on the third trading day of the exchange offer period, the table showed historical indicative calculated per-share values of Lilly common stock and Elanco common stock and the corresponding indicative exchange ratio, calculated as though that day were the last day of the Averaging Period. The indicative exchange ratio also reflected whether the upper limit would have been in effect, had such day been the last day of the Averaging Period. On each date before the Averaging Period, the information in the table was updated by 4:30 p.m., New York City time.

During the Averaging Period, the table below provided indicative exchange ratios calculated as follows: (i) on the first day of the Averaging Period, the indicative exchange ratio was calculated based on the daily VWAPs of Lilly common stock and Elanco common stock for that first day of the Averaging Period and (ii) on the second day of the Averaging Period, the indicative exchange ratio was calculated based on the simple arithmetic average of the daily VWAPs of Lilly common stock and Elanco common stock for the first and second days of the Averaging Period. The table did not provide an indicative exchange ratio on the third day of the Averaging Period and no indicative exchange ratios will be provided after the Averaging Period, as those additional days of the exchange offer after the Averaging Period will not affect the exchange ratio.

Prior to and during the Averaging Period, the data based on which the daily VWAP was determined only took into account adjustments made to reported trades included by 4:10 p.m., New York City time.

		Lilly Common Stock		Elanco Common Stock		Exchange Ratio	
Day	Date	Daily VWAP	Indicative Calculated Per-Share Value	Daily VWAP	Indicative Calculated Per-Share Value	Indicative Exchange Ratio - Number of Shares of Elanco Common Stock to be Exchanged Per Share of Lilly Common Stock Tendered(1)	Exchange Ratio Upper Limit in Effect?
1	February 8, 2019	119.6579	N/A *	29.527	N/A *	- *	No
2	February 11, 2019	118.0854	N/A *	29.7132	N/A *	- *	No
3	February 12, 2019	119.3267	119.0233	29.2164	29.4855	4.3405	No
4	February 13, 2019	119.4364	118.9495	29.2986	29.4094	4.3490	No
5	February 14, 2019	120.5047	119.7559	29.5042	29.3397	4.3889	No
6	February 15, 2019	122.1900	120.7104	29.5564	29.4531	4.4069	No
7	February 19, 2019	122.3484	121.6810	29.4719	29.5108	4.4336	No
8	February 20, 2019	122.5437	122.3607	29.3433	29.4572	4.4665	No
9	February 21, 2019	122.7603	122.5508	29.1029	29.3060	4.4965	No

10 February 22, 2019 124.0433 123.1158 29.1965 29.2142 4.5262 Yes 11 February 25, 2019 123.9638 123.5891 29.0575 29.1190 4.5262 Yes 12 February 26, 2019 124.5610 124.1894 29.0164 29.0901 4.5262 Yes 13 February 27, 2019 125.5536 124.6928 29.5737 29.2159 4.5262 Yes 14 February 28, 2019 126.4753 125.5300 30.2202 29.6034 4.5262 Yes 15 March 1, 2019 128.3517 126.7935 31.0070 30.2670 4.5045 No 16 March 4, 2019 127.0574 127.0574 30.6927 30.6927 4.4512 No 17 March 5, 2019 128.0981 127.5778 30.6764 30.6846 4.4707 No 18 March 6, 2019 126.6254 127.2603 29.6129 30.3273 4.5121 No (1) Subject to proration. See the section in the Prospectus titled “The Exchange Offer—Terms of the Exchange Offer—Proration; Odd-Lots.” *No indicative calculated per-share values or indicative exchange ratios are provided for the first two trading days of the exchange offer period as such values require daily VWAP data for three trading days. Source: Bloomberg Finance L.P. Bloomberg Screen Images of Lilly and Elanco VWAPs The screen images below depict the daily VWAP on the New York Stock Exchange as published by Bloomberg Finance L.P. on Bloomberg pages “LLY UN<Equity>AQR” and “ELAN UN<Equity>AQR”. Screen images used with the permission of Bloomberg Finance L.P.

[LOGO]

[LOGO]

Other Related Information Prospectus Instruction Booklet to Letter of Transmittal* Notice of Guaranteed Delivery Notice of Withdrawal Lilly Press Release – Exchange Launch Elanco Press Release – Exchange Launch Information for Savings Plan Participants Notice to Savings Plan Participants* Savings Plan Exchange Offer Guide Elanco Stock Fund Fact Sheet Withdrawal Form for Savings Plan Participants *Please contact us at the telephone numbers provided to obtain a replacement Letter of Transmittal or Savings Plan Election Form. Exchange Offer Election Website for Savings Plan Participants and Applicable Registered Shareholders For Savings Plan participants and applicable registered shareholders, the Exchange Offer Election Website is available at www.lillyexchange.com. The Exchange Offer Election Website may be used only if you’ve received an Account Code and Control Code by mail. The information agent for the exchange offer is:

1290 Avenue of the Americas, 9th Floor New York, NY 10104 1-800-676-0194 (toll-free for all shareholders, banks and brokers in the United States) +1-781-575-2137 (all others outside of the United States) Forward-Looking Statements This communication contains certain statements about Eli Lilly and Company (“Lilly”) and Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement, including the prospectus forming a part thereof, and other exchange offer documents filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Important Notices and Additional Information This communication is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Elanco has filed with the SEC a Registration Statement on Form S-4, including the prospectus forming a part thereof, and Lilly has filed with the SEC a Schedule TO, which more fully describe the terms and conditions of the exchange offer. The exchange offer will be made solely by the prospectus. The prospectus contains important information about the exchange offer, Lilly, Elanco and related matters, and Lilly will deliver the prospectus to holders of Lilly common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Lilly, Elanco or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Lilly common stock may obtain copies of the prospectus, other related documents, and any other information that Lilly and Elanco file electronically with the SEC free of charge at the SEC’s website at www.sec.gov. Holders of Lilly common stock will also be able to obtain a copy of the prospectus by clicking on the appropriate link on www.lillyexchangeoffer.com. Related documents may also be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com. Lilly has retained Georgeson LLC as the information agent for the exchange offer. If you have any questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-800-676-0194 (toll-free for shareholders, banks and brokers) or +1-781-575-2137 (all others outside the U.S.).